MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	Level 3, 40 JOHNSTON STREET WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	September 30, 2006

DATE OF REPORT:	November 15, 2006

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	November 15, 2006
DIRECTOR	FULL NAME	DATE SIGNED

“Richard Webber”	Richard Webber	November 15, 2006
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

Overview

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea. This activity comprises:
      –  geological and geophysical studies to define targets for drilling
      –  drilling and evaluation of exploration wells
      –  development and production of commercially viable discoveries.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally (but not always) have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing.

Date

The date of this filing is November 15, 2006, for the period ended September 30, 2006.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company had a profit for the quarter ended September 30, 2006 of $0.35 million and a loss for the year to date of $1.4 million.

The Company held cash and short-term deposits amounting to $6.0 million as at September 30, 2006. Cash held by the Company decreased in the quarter by $3.0 million. This was a consequence of meeting operational and overhead commitments. The Company is capable of meeting all its obligatory commitments as at the date of this report.

Cheal

The field development plan and associated budget have been approved by the joint venture and construction work has commenced.

Production testing in the field re-commenced on July 25, 2006. By October 31 a total of 19,137 barrels of oil (100%) had been produced at rates varying between 190 – 300 barrels (100%) per day.

Development of the northern portion of the field commenced late July at the Cheal B site, approximately 1 kilometre north of the Cheal A site. Up to four wells are being drilled from

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

the Cheal B site. In addition, at least two further wells are planned from the Cheal A site as well as workovers of the existing Cheal wells A3X and A4. The Brecon 3D seismic survey data is being used to identify optimum locations for these wells.

Production facilities currently under construction will have an initial capacity of 2,000 barrels per day of oil and 3 million cubic feet per day of gas. Engineering optimisation and design of the facilities will allow capacity to be increased in the future should this be required.

Full production of approximately 1,900 barrels per day (100%) is expected to be achieved in quarter 2, 2007.

A Petroleum Mining Permit (PMP 38156-01) covering the Cheal field (30 square kilometres) was granted on July 26th, 2006 for an initial term of 10 years.

The Company (operator) holds a 36.5% beneficial interest in the PEP 38738-01 permit, which incorporates the Cheal field. A Sproule International Ltd report dated December 31, 2005, estimates Proven Undeveloped Reserves in Cheal at 1.417 million barrels (100%).

On October 18th, 2006 the Company entered into a conditional agreement with Arrowhead Energy Ltd which, upon becoming unconditional, will take the Company’s interest in the Cheal field to 69.50% effective from October 19th, 2006.

Cardiff

The Cardiff-2A deep gas well lies within PMP 38156-02. Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and was logged and cased in March 2005. The joint venture agreed to production-test the three main reservoir intervals within the Kapuni Formation. The three primary test zones are all established producer sandstone in offsetting wells and fields.

All test zones were hydraulically fractured over May/June 2005. However, as a result of operational and logistical issues, flow testing did not commence until October 2005. Initial average test flows of gas (one million cubic feet plus per day) were interpreted to be dominantly from the uppermost test zone. The middle zone was interpreted to be flowing water. The bottom zone, K3E ,has not yet delivered a successful production test.

The next step is to secure a definitive test of the bottom zone, the K3E reservoir interval. In preparation for this the joint venture participants have requested specialist fracture technology advice which, combined with the results of the in-house reservoir simulation studies which have been undertaken, will enable them to determine the optimum testing programme for the K3E interval. This work programme is likely to entail either a sidetrack from the Cardiff 2A wellbore or the drilling of a new well.

On the basis that commerciality had been demonstrated from the test of the upper zone, a Petroleum Mining Permit (PMP 38156-02) covering an area of 30 square kilometres was granted on July 26th, 2006 for an initial term of 10 years. There is a right to extend the term of the mining permit following the delineation of further reserves. The permit carries an obligation to appraise the middle and bottom zones by July 2007.

No reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic ‘resource in place in reservoir’ associated with

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

the Cardiff structure within PMP 38156-02 as having 50% probabilities of exceeding 215 BCF gas plus 12.8 million barrels of condensate. These estimates are not reserves, which by definition are quantities deemed economically recoverable to surface. The resource estimates are made at equivalent surface temperature and pressure.

The Company holds a 25.10% share in PMP 38156-02, which includes the mapped extent of the Cardiff field.

Kahili

Production from the Kahili field (PMP38153) has been suspended since November 2004. Infill seismic suggests that the crest of the structure is some 100 metres higher to the north-east of the existing Kahili 1A/B well. (Tariki sandstones). It is intended to drill this updip potential in Q1 2007. As production facilities have been established in the field, production will be able to be achieved with minimal flows.

On October 18th the Company entered into a conditional agreement with Arrowhead Energy Ltd which, upon becoming unconditional, will take the Company’s interest in the Kahili field to 85.00% effective from October 19th, 2006.

Exploration Projects

The Company continues to evaluate its exploration portfolio to high grade prospects and pursue the drilling of those that are likely to have the most impact on the Company’s growth.

The Ratanui-1 exploration well will be drilled in Q1/2007 to a depth of 2,100 meters. The well is targeting the SN2 and SN3 sand zones within the Mount Messenger formation and the upper Moki sandstones within the Manganui formation.

A permit application has been made for an area of 2,562 square kilometers located offshore approximately 60kms north of Nelson, New Zealand. The sub-basin is a fault bounded asymmetrical half graben containing a thick (6,000 meters) succession of late Cretaceous to recent sediments. The northeastern part of the sub-basin is interpreted to contain some 4,000 meters of Pakawau and Kapuni group coals, a significant number of which are interpreted to lie within the oil generative window. The proposed forward work program is to acquire an aero-magnetic survey over the entire permit area, followed by marine seismic.

A seismic survey was undertaken in Papua New Guinea within permit PPL235, which contains the Douglas-1 well gas-condensate discovery. This data will be used to delineate the Douglas structure and to confirm suitable appraisal well locations. In addition the data will be used to delineate the Puk Puk prospect and others in preparation for future exploration drilling within the permit.

A new permit in Papua New Guinea, APPL261, adjacent to PPL235, has been offered to the Company (Austral share 50%). Formal award of the permit is expected shortly.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds and future revenue. As part of its ongoing exploration portfolio management the Company continually assesses its equity holding in permits and may elect to farm-out portions of

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

certain commitments.

Following quarter end, and as referred to under the section “Liquidity and Capital Resources”, the Company raised $6.5 million by way of a private equity placement. The Company is also in advanced discussions with financiers to raise debt finance sufficient to complete the Arrowhead Energy acquisition and to fund planned future work programs.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. If current high oil prices continue the Company will benefit following the recommencement of Cheal production. The Company’s exploration costs are made in both NZ dollars and US dollars. The Company derives revenues denominated in US dollars providing a natural hedge to the cost of services. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Due to the recent high level of worldwide oil exploration activity exploration services are in high demand and as a consequence have increased significantly in cost.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2005 (US$ audited)	2004 (US$ audited)	2003 (US$ audited)
Oil and gas revenue	1,779,454	212,458	172,715
Gain on sale of petroleum and natural gas interests	—	—	3,896,306

Net earnings	(2,408,559)	(5,718,533)	47,616
Per share (basic)	(0.12)	(0.42)	0.01
Per share (diluted)	(0.12)	(0.42)	0.01

Total assets	28,207,062	17,883,146	12,125,667

Oil and gas properties expenditures	6,119,897	2,395,754	2,147,426

Total liabilities	3,534,477	1,882,960	2,556,371

Shareholders’ equity	24,672,585	16,000,188	9,569,296

Results of Operations
Update for the Quarter Ended September 30, 2006

Revenue of $356,646 was derived within the quarter, substantially from oil production from the Cheal field. The Company’s share of production for the quarter was 4,889 barrels. Joint venture recoveries and interest earned on deposits totaled $253,800 for the quarter.

General and administrative expenses were $701,279 for the quarter ended September 30, 2006 compared to $555,255 for the same period in 2005. The increase of $146,024 was primarily attributable to:

–	increased personnel costs as a result of increased staffing levels required to implement the Company strategy (increase of $109,130);

–	relocation of the company’s premises and associated office based costs incurred as a result of increased staffing levels (increase $27,447).

As a consequence of the share options that were issued to senior employees (as a part of the recruitment offers) and directors in 2005, non-cash stock compensation expense has increased from $26,116 in the September 2005 quarter to $141,141 in the September 2006 quarter.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

For the quarter ended September 30, 2006, the Company reported a profit of $346,828 compared to a net loss of $216,479 for the quarter ended September 30, 2005. The improvement of $563,307 was primarily attributable to:

–	decreased impairments of oil and gas properties of $211,013 consistent with the full cost accounting policy. Following the recognition of proved reserves, the Company did not have any impairments relating to unproved properties in New Zealand as the estimated cash flows from the proved property reserves under the full cost ceiling test was sufficient to recover the carrying value of the New Zealand country cost pool;

–	positive exchange movement of $824,581 as a result of foreign exchange rate changes.

offset by;

–	decreased net production (sales less royalties, depletion and production costs) of $134,068 arising from the reduction in test production from the Cheal field coupled with higher depletion costs;

–	increased general and administrative expenses of $146,024 as described above;

–	increased stock compensation expenses of $115,025 as described above;

–	reduced income from joint venture recoveries of $52,761 as a result of changed activity levels within the joint ventures operated by the Company

Summary of Quarterly results

	Net Revenues	Net (loss)/profit for the period	Net (loss)/profit per share ‘basic’	Net (loss)/profit per share ‘diluted’
2006
First quarter	2,230	(1,742,802)	(0.08)	(0.08)
Second quarter	(3,012)	(21,129)	(0.00)	(0.00)
Third quarter	187,407	346,828	0.02	0.02

2005
First quarter	98,415	(406,899)	(0.02)	(0.02)
Second quarter	162,233	(857,559)	(0.05)	(0.05)
Third quarter	321,475	(216,479)	(0.01)	(0.01)
Fourth quarter	274,227	(927,622)	(0.04)	(0.04)

2004
Third quarter	128,793	(65,063)	(0.00)	(0.00)

The figures included in the table above for March and June 2005 quarters reflect the amended results arising from the change in the treatment of net test production income. This change was reported fully in the September 2005 MD&A.

Due to net losses incurred during 2004, 2005 and 2006, stock options and share purchase

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits of $6.0 million at September 30, 2006.

Following quarter end, the Company raised $6.5 million through the private placement of 5,007,000 shares at a price of $1.30. No share warrants were attached to the shares. Approximately $3.9 million of this was used as a prepayment of settlement of the Arrowhead Energy Limited acquisition (refer section “Proposed Transactions”) and the balance retained for working capital purposes.

The Company is in an advanced stage of discussions with financiers to raise sufficient debt finance to complete the Arrowhead Energy Limited acquisition, complete the Cheal development and fund future work programs. It is anticipated that negotiations will be concluded prior to November 30th 2006 with funding lines in place by year end.

The Company’s management estimates that the total obligations under various work programs are $8.9 million as at September 30, 2006. In addition to this there is a further obligation in respect to the outstanding balance of the prepaid gas agreement with NGC totaling $1.2 million. This prepaid gas obligation will either be repaid by gas deliveries or, in 2013, by cash or issue of equity in one of the Company’s subsidiaries. Further information can be found in Note 15 of the Company’s 2005 annual Financial Statements.

The Company’s obligations are summarized in the following table. The obligations include a 36.5% share in the proposed Cheal field development. Also included is allowance for a sidetrack of the Cardiff 2A well (to enable definitive testing of the K3E zone as required by the mining permit obligations), although the joint venture partners are still to consider and approve this project. The obligations also include a 55% interest in the Ratanui-1 well and a 35% share in a seismic program in PPL 235 (Papua New Guinea). At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

	Obligations by Period
	Total	< 1 year		1 – 3 years	4 – 5 years	> 5 years
Long Term Debt	0	0		0	0	0
Capital Lease	0	0		0	0	0
Operating Leases	609,205	119,704		227,965	217,450	44,086
Purchase Obligations	0	0		0	0	0
Other Long Term	10,166,623	8,962,100	(1)		0	1,204,523	(2)
Total Contractual Obligations	10,775,828	9,081,804		227,965	217,450	1,248,609

(1)    Other Long Term Obligations that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations.

(2)    Other Long Term Obligations classified as ‘After 5 years’ is in respect to Prepaid gas revenue. The contractual agreement underlying the Prepaid gas revenue expires in 2013 but the obligations could arise earlier than this depending upon gas discoveries and commercial arrangements entered in respect to them. (refer to Note 15 of the Company’s 2005 annual Financial Statements for further detail)

Following completion of the Arrowhead Energy Limited acquisition (refer section “Proposed Transactions) the obligations noted above will increase by approximately $4.8 million. This is attributable primarily to the increased Cheal project commitments.

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants.

Related Party Transactions

Directors received a total remuneration of $82,625 during the nine months to September 30, 2006 (nine months to September 30, 2005 – $43,634). Directors fees were increased from January 1, 2006 to take account of the changed board composition and market practices.

During the nine months ended September 30, 2006 the Company also incurred expenses of:

–	$1,500 (nine months to September 30, 2005 – $13,500) paid to a company that employs a former Director for financial services. This was paid in the normal course of business.

–	$95,695 paid to the Company’s former CEO, and director, for consultancy services (in the nine months to September 30, 2005 the director was paid as an employee of the Company). This payment was made in the first quarter of 2006 and was paid in accordance with the severance package agreed with the former Chief Executive Officer.

–	costs of $2,073 on behalf of a Director providing consultancy services to the Company

Proposed Transactions

On October 18th, 2006 the Company signed an agreement to acquire the shares of Arrowhead Energy Limited, a privately held, New Zealand oil and gas exploration and production company, for net NZ$17 million (US$11.0 million). Arrowhead’s principal assets include a 33% interest in the Cheal oil field (PMP 38156-01), a 33% interest in the

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

surrounding exploration permit (PEP 38738-01) and a 25% interest in the Kahili mining permit (PMP 38153). Economic ownership of the permits passed to the Company effective on October 19th, 2006 and settlement is targeted for December 15th, 2006. The agreement is subject to financing arrangements and regulatory approval.

Consistent with the Company’s stated intention of pursuing growth targets, discussions may be underway at any particular time with other companies regarding the acquisition or disposal of assets. The outcomes of these discussions may lead to further funding arrangements being necessary. These discussions are in line with standard ongoing business practice and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended September 30, 2006.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue

The Company entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. All costs associated with the Kahili property have previously been written off, while the prepaid liability is recorded at $1,204,523. As the advance is repayable in New Zealand dollars, the balance outstanding fluctuates as a consequence of changes in the US$:NZ$ exchange rate. The Company has until 2013 to discharge its obligation under the agreement, either through gas sales, by cash or issue of equity in one of the company’s subsidiaries.

b) Incentive Stock Options

The Company adopted a Share Option Plan on May 2, 2006 which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended September 30, 2006 (see Note 8(b)). In the quarter ended September 30, 2006 there were no stock

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

option grants made by the Company and no exercises of stock options were made. Following quarter end 12,500 stock options were exercised for total proceeds of $14,063.

In the nine months ended September 30, 2006 a total of 141,666 stock options (of which 69,000 were vested) have either been forfeited or expired unexercised.

c) Share Purchase Warrants

During 2005, 4,000,000 units at $2.50 were issued by the Company under a private placement. Each unit entitled the holder to one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. As at September 30, 2006 all these warrants were outstanding and, following the end of the quarter, these warrants expired unexercised.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended September 30, 2006

Outstanding Share Data (as at September 30, 2006):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	22,744,787
Incentive Stock Options	838,334 (vested) 796,666 (un-vested)	Various (October 15, 2007 to February 2, 2011) (fully/partially vested)	Exercisable for 1 common share each at $1.20 to $2.75
Share Purchase Warrants	2,000,000	October 13, 2006
Each whole warrant is exercisable to acquire one additional common share at $3.50 until October 13, 2006. The Company has the right to accelerate exercise of the warrants if at any time after February 13, 2006 the closing price of the common shares of the Company is greater than or equal to $4.50 on any stock exchange or other quotation service on which it is listed for any 10 consecutive trading days. In the event the Company exercises this discretion the expiry date will be deemed to be amended to such date that is 30 days from the date on which the notice of acceleration of expiry date is provided by the Company.

“Richard Webber”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend“, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.